UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

336142 10 4
(CUSIP Number)

December 31, 2021 (1)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[       ]       Rule 13d-1(b)

[  X  ]       Rule 13d-1(c)

[       ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	336142 10 4

1. NameS of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Ronald J. Artinian
2. Check the Appropriate Box if a Member of a Group (See Instructions) [_] (a) [X] (b)
3. SEC Use Only
4. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	439,142
	6. Shared Voting Power	0
	7. Sole Dispositive Power	439,142
	8. Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person	465,892 (2)
10. Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)	[ ]
11. Percent of Class Represented by Amount in Row 9	6.8% (3)
12. Type of Reporting Person (See Instructions)	IN

Item 1.

(a)	Name of Issuer:

First Real Estate Investment Trust of New Jersey, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

505 Main Street, Hackensack, NJ 07602

Item 2.

(a)	Name of Person Filing:

Ronald J. Artinian

(b)	Address of Principal Business Office or, if none, Residence:

505 Main Street, Hackensack, NJ 07602

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common stock, par value $0.01 per share

(e)	CUSIP Number:

336142 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 465,892 Shares (2) .

(b)	Percent of class: 6.8% (3) .

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 439,142 .

(ii)	Shared power to vote or to direct the vote 0 .

(iii)	Sole power to dispose or to direct the disposition of 439,142 .

(iv)	Shared power to dispose or to direct the disposition of 0 .

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

(a)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

Not applicable.

(b)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b)(1)(ii)(J), or if he statement is filed pursuant to Rule 13d-1(b)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to Rule 13d-1(b)(1)(ii)(J):

Not applicable.

(c)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

Not applicable.

(1)	Except as may be otherwise specified herein, the information presented in this Amendment No. 12 to Schedule 13G is as of December 31, 2021.
(2)	Includes 4,350 shares held by the reporting person’s son, for which the reporting person disclaims beneficial ownership, and 52,504 shares held in Individual Retirement Accounts for the benefit of Mr. Artinian. Also includes 22,400 shares that may be acquired upon the exercise of vested stock options that are currently exercisable.
(3)	Based on 6,860,048 shares outstanding as of January 28, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2022
Date
/s/ Ronald J. Artinian
Signature
Ronald J. Artinian, Chairman and Director
Name/Title